Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: April 7, 2022

Q&A prep announcement

Reasons behind this deal & timing

Q: Why this deal? Is it simply a matter of economies of scale? Was Euronav too small to remain independent?

A: we have always been in favor of consolidation in the sector. Refer back to the existing position of Euronav with regards to M&A in the sector. Proof points are in the press release: size of fleet, valuation. Bridge to the general market conditions: increased scale makes combined company better equipped to be a frontrunner when the cycle turns upward again.

Q: What is the deal?

A: Euronav and Frontline are pleased to announce that their Supervisory Board and Board of Directors respectively have agreed in principle on the main terms of a stock-for-stock combination between the two companies, at an exchange ratio of 1.45x FRO shares for every EURN share. This means Euronav shareholders would hold 1.45 shares in the combined group for each Euronav share owned and Frontline shareholders would hold one share for each Frontline share owned, resulting in Euronav and Frontline shareholders owning approximately [60] % and [40] %, respectively, of the combined group.

Q: This deal is announced at a time when Hugo De Stoop is predicting an improvement of market conditions in 2022. Isn’t this a bad time to make such a deal?

A: For the shareholders as they are getting shares (not cash), they are not selling out. They remain exposed but in a larger and better platform: scale makes combined company better equipped to be a frontrunner when the cycle turns upward again.

Deals are much more difficult to strike when the market is good and values are high because everybody knows it is a cyclical business.

We did Tanklog (2004) Maersk (2014) and Gener8 (2018) always in the low par of the cycle and benefit hugely in the high part.

Also Point to recent EURN share price performance. Emphasize industrial logic.

Q: Is this a merger or a takeover of Euronav by Frontline? Why not keep the Euronav name?

A: It is a true merger. We combine the best of both. Structure is irrelevant. What matters is the value Euronav shareholders get: a good ratio and a stake in a combined leading player on the global crude tanker market. Name is always an issue, the reality is Frontline enjoy a longer history and legacy and has an anchor shareholder, JF.

Q: As recently as October both CEO of FRO and EURN said a deal is unlikely. What does change between now and then for it to become reality?

A: We look at this combination many times in the past decade but there was always issues we could not resolved. This time around it seems that the stars were more aligned. The structure of the transaction brings a lot of complementary elements without too much overlap. It is also true that both companies agree that the landscape has changed and is likely to change further. We said that it is far better to consolidate the smaller players. That is still true and now we will be able to do that from a larger platform. Scale will be key going forward in the energy transition and to meet our customers needs.

Link with Belgium, CMB and Saverys family

Q: CMB and its shareholders, the Saverys family, have been acquiring shares of Euronav in the last couple of weeks. They are supposed to be Euronav’s largest shareholder now. Do they support this combination?

CMB has acquired shares of Euronav, as has been reported to the SEC recently. As all other shareholders of Euronav, they will be informed that the Supervisory Board and Board of Directors of both companies have agreed in principle on the main terms of a stock-for-stock combination between the two companies.

Q: Is this combination/merger a way to counter the projects of the Saverys’ family for Euronav?

This kind of operation needs to be prepared and planned many months in advance. This combination/merger is a positive and thoroughly planned decision, agreed by the Advisory Board and Board of Directors of Frontline and Euronav, to create a global leader in the oil tanker industry and is expected to deliver real value for both sets of shareholders.

Q: Do you expect the Saverys’ family to react to this deal?

We strongly believe this deal will deliver real value for both sets of shareholders. The new company is better placed to serve the needs of our customers, support our partners and drive sustainability initiatives to lead the energy transition. It serves our strategy. Indeed, this combination brings together two complementary platforms in a highly competitive environment. The two organisations will create a single best-in-class, highly competent and experienced team. The enlarged fleet will enable the combined group to provide better service to customers on a global basis. Additionally, and in view of rapid technological changes, including digitalization and new “low carbon fuels” adoption, the combined group will be able to mobilise more resources and achieve meaningful scale to meet these challenges and opportunities from the energy transition.

Q: Isn’t Belgium losing a crown jewel in the shipping industry to a foreign player? How long before Hugo de Stoop is replaced as CEO, and the Belgian connection is lost entirely?

A: I don’t think so. In fact it is the opposite. The operational HQ will still be Antwerp and that is where CEO and CFO will remain based.

Frontline has also a huge collection of talents and main offices in Oslo. Norway is a shipping country and it is very important to keep an organisation there as well but that does not mean Belgium is losing. It is highly complementary also because of the systems under which we operate.

The Health crisis has taught us one good lesson and that is we can cooperate very well with people sitting in different offices across the globe. We have already people in Singapore, Hong Kong, Athens, Houston... Euronav and Frontline are full of talents and they will want to stay and work for the largest tanker player.

Q: What will happen to the listing on Euronext Brussels?

A: It is too early to say as we are evaluating the structure that we will use to combine to two companies and the ambition is certainly to keep it but nothing finalized yet.

Q Where will the key management post be filled?

A: Aside from the CEO role, we really want to create a company full of the best talents in our industry. Our models were relatively different as we are vertically integrated with most of the functions in house and they are more oriented towards outsourcing which means that there is little overlap which is a good thing for the people working in both companies.

Q: Surely with Frontline being the surviving entity this is a takeover of you by Frontline?

A: Absolutely not. This is a true merger. Structurally you always have a surviving entity by nature Clearly in any deal one equity class has to remain and replace the other. But what matters are all the other elements. Frontline brings historical better capital market pricing than Euronav; support of John Fredriksen and longer established position in capital markets; Euronav brings strong management team; proven sustainability credentials; integrated fleet management and operations.

Role of Mr. Fredriksen

Q: When John Fredriksen acquired a large stake in Euronav in 2021, Euronav downplayed speculation about a merger with Frontline, and emphasized the differences in culture between the two companies. What has changed?

A: Never fully dismissed the idea. We have a duty to our shareholders – to create value. Always been open to M&A opportunities in the sector. This is no different. Two companies know each other. We are compatible now… We were less in the past.

We both said on multiple occasion that it would be better to consolidate the small owners. Now with an enlarged paltform it should be easier and more obvious.

Q: John Fredriksen is already one of the largest shareholder of Euronav through CK Limited. He is the controlling shareholder of Frontline through Hemen, another one of his holdings. Why now the decision to combine these two businesses?

The Euronav Supervisory Board and Frontline Board of Directors consider the combination to be in the best interests of the shareholders of each respective company and intend to unanimously recommend the combination to their respective shareholders. The combination is also supported by Hemen and an entity related to it, Famatown Finance Limited, which are expected to hold a combined total of approximately [21.4%] of the combined group after the business combination.

Q: You acknowledge that Mr. Fredriksen will be the majority shareholder of the new Frontline. Will he be calling the shots?

The combination is also supported by Hemen and an entity related to it, Famatown Finance Limited, which are expected to hold a combined total of approximately [21.4%] of the combined group after the business combination.

John Fredriksen is arguably the most successful shipping entrepreneur enjoying a strong reputation in capital markets. He has been able to create a lot of shareholder value over the years and he will be our largest shareholder. This merger means that he will hold a combined total of approximately [21.4%] and marks his clear intentions to have a significant influence on the platform as any anchor shareholder would have.

The Board of Directors of Frontline will consist of seven members, including three current Euronav Supervisory Board members, two nominated by Hemen Holding Limited (“Hemen”), Frontline’s largest shareholder, and an additional two independent directors.

Chairperson of the new entity to be one of two independent directors nominated jointly by Hemen and Euronav.

Fleet

Q: Euronav has always prided itself in having a relatively young fleet, keeping up with the latest developments in sustainable shipping. Is this also the case with the Frontline fleet?

A: Yes – the FRO Suezmax fleet is younger and has many eco-ships; FRO LR2 fleet is less than 5 years old and our VLCCs similar age profile and that includes 7 newbuildings with latest eco techology and potential for retrofit when the time is right.

The combination will see VLCC and Suezmax fleets at 8 years and be amongst the youngest in the global fleet. Also our scale will assist us in driving economies and be part of the JDP we have in Korea looking at the latest fuel tech and engines to apply to our vessels.

Details of the deal

Q: Can you give more details on how the exchange ratio has come about?

A: Euronav and Frontline are pleased to announce that their Supervisory Board and Board of Directors respectively have agreed in principle on the main terms of a stock-for-stock combination between the two companies, at an exchange ratio of 1.45x FRO shares for every EURN share. This means Euronav shareholders would hold 1.45 shares in the combined group for each Euronav share owned and Frontline shareholders would hold one share for each Frontline share owned, resulting in Euronav and Frontline shareholders owning approximately [60] % and [40] %, respectively, of the combined group.

We have spent a lot of time on this and we believe that it represents fantastic value for both companies. How we got there does not matter. The market will need to see that it is balanced and the combination is good for both sets of shareholders at the time of the announcement and in the future.

Q Is this transaction reflection of Euronav of selling it so short?

A: Absolutely not. This is an equitable transaction with both sides making big contributions to the enlarged platform. EURN is able to show our share price will be trading at or close to NAV at the bottom of the cycle which is where we are at present so should be geared to market recovery.

Q: Can you give some more details on the economies of scale and synergistic benefits please?

A: Too early to say but it is obvious that the combined G&A can be reduced as well as many economies of scale in terms of opex and access to financing. Let’s not forget also the decarbonization challenge which should be easier to manage with an enlarged scale

Q: You said previously that the culture is different between the two companies; What has changed now to make a deal possible?

A: No culture is perfect and both companies will have to adjust accordingly. But it is true that there are noticeable difference between Euronav and Frontline. Euronav is fully integrated operator which is listed on the stock exchange with no (more) anchor shareholders.

Frontline had a good core of people and did outsource many activities. They were controlled by John Fredriksen who has had a long-term vision for the tanker shipping industry and who was relatively hands on as he is passionate about the business.

But he recently announced that at 78 years old it was maybe time to reduce his stakes (by being diluted through M&A transaction) in the segment he is invested in. The merger is the result of this wish.

We are now forming a large platform with the right mix of independent directors benefitting from the vision and the entrepreneurial spirit of JF.

Q: Can you give an idea on the degree of leverage of the new combined company? Dividend policy?

A: Not more than 60%

Both companies enjoy a fantastic track record of shareholder returns. That will not change. Our focus will continue to be on shareholder value creation

Q: What are the timelines towards completion of this deal?

A: Another month or so to get the transaction into contractual shale

Q: Will there be any restrictions on Fredriksen shares?

A: No restrictions, but if you know John and his passion for tankers, we cannot imagine him selling shares now. Starting from 22% we are pleased that his support will be maintained joining his stake in the two companies. Any detail on holdings should be asked to them directly.

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline Ltd (“Frontline”) and/or Euronav NV (“Euronav”) may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the U.S. Securities and Exchange Commission (the “SEC”) regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Matters discussed in this communication may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the SEC for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.